CONSENT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors of
Metro Networks, Inc., and Subsidiaries:

We consent to incorporation by reference in the Registration Statement on Form S-8 pertaining to the Metro Networks, Inc., 1996 Incentive Stock Option Plan, the Metro Networks, Inc. 1996 Employee Stock Purchase Plan and certain nonqualified stock options of our report dated June 13, 1996 relating to the combined balance sheets of Metro Traffic Control, Inc., Metro Reciprocal, Inc., Metro Networks, Ltd. and Metro Video News, Inc. as of December 31, 1995 and 1994, and the related combined statements of operations, stockholder's equity/partners capital and cash flows for each of the years in the three-year period ended December 31, 1995 included in the S-1 filed by Metro Networks, Inc. with the Securities and Exchange Commission on October 16, 1996.


                                        /s/ KPMG Peat Marwick LLP

Houston, Texas
March 18, 1997